Exhibit 99.1
Perion Network Announces Upsize and Pricing of
Approximately $156.5 Million Follow-on Offering of Ordinary Shares

Tel Aviv & New York – December 9, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers holistic solutions across the three main pillars of digital advertising – ad search, social media and display / video / CTV advertising – today announced the pricing of a follow-on public offering of 7,280,080 of its ordinary shares at a public offering price of $21.50 per share for gross proceeds of approximately $156.5 million. The offering was upsized from the previously announced offering of $100.0 million. In connection with the offering, the Company has granted the underwriters a 30-day option to purchase up to an additional 1,092,012 ordinary shares to be sold in the offering on the same terms and conditions. The offering is expected to close on December 13, 2021, subject to satisfaction of customary closing conditions.

Perion’s ordinary shares are listed on the Nasdaq Global Select Market and TASE under the ticker symbols “PERI” and “PERI.TA”, respectively.

Oppenheimer & Co. Inc., Stifel, Nicolaus & Company, Incorporated and Raymond James & Associates, Inc. are acting as book-running managers in this offering. Roth Capital Partners and Lake Street Capital Markets, LLC are acting as co-managers. Needham & Co. is serving as an advisor of the Company.

Perion intends to use the net proceeds from the offering as additional working capital, to continue to fund the growth of the business, including potentially, funding any merger or acquisition opportunities that may arise with companies that have products, services and technologies that are complementary to its business, and for general corporate purposes.

The offering is being made pursuant to an automatically effective shelf registration statement on Form F-3 (including a base prospectus and a related prospectus supplement) filed with the U.S. Securities and Exchange Commission. A final prospectus supplement and accompanying base prospectus relating to and describing the final terms of the offering may be obtained, when available, from the SEC’s website located at  www.sec.gov or from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, by telephone at +1 (212) 667-8055, or by email at EquityProspectus@opco.com; Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, California 94101, by telephone at +1 (415) 364-2720, or by email at syndprospectus@stifel.com; or Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716, email: prospectus@raymondjames.com, telephone: 800-248-8863.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Perion Network Ltd.

Perion is a global technology company that delivers holistic strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

Contact
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.